UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2023.
____________________________________
Commission File Number: 001-40627
SOPHiA GENETICS SA
(Exact name of registrant as specified in its charter)
Rue du Centre 172
CH-1025 Saint-Sulpice
Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOPHiA GENETICS SA
Date: March 7, 2023

	By:	/s/ Daan van Well
	Name:	Daan van Well
	Title:	Chief Legal Officer
EXHIBIT INDEX

Exhibit No.	Description
99.1	Press releases dated March 7, 2023
99.2	Letter from the CEO to the Shareholders
99.3	2022 IFRS consolidated financial statements as of and for the year ended December 31, 2022
99.4	2022 Compensation report
99.5	2022 Swiss statutory financial statements as of and for the year ended December 31, 2022